# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GigCapital9 Corp., CIK 0002098712
CUSIP: G3865B114
Title of class of securities: Class A ordinary share, par value $0.0001 per share
Address of issuer's principal executive offices: 1731 EMBARCADERO RD., SUITE 200, PALO ALTO, California (CA), 94303
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001584639

## Reporting persons
- Yakira Capital Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,178,000; shared voting power 0; sole dispositive power 2,178,000; shared dispositive power 0; aggregate amount beneficially owned 2,178,000 (8.48% of the class)
- Yakira Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 670,154; shared voting power 0; sole dispositive power 670,154; shared dispositive power 0; aggregate amount beneficially owned 670,154 (2.61% of the class)
- White Oaks Long-Short Portfolio, LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 335,077; shared voting power 0; sole dispositive power 335,077; shared dispositive power 0; aggregate amount beneficially owned 335,077 (1.3% of the class)
- MAP 136 Segregated Portfolio: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,172,769; shared voting power 0; sole dispositive power 1,172,769; shared dispositive power 0; aggregate amount beneficially owned 1,172,769 (4.57% of the class)
- YP Management, L.L.C.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 670,154; shared voting power 0; sole dispositive power 670,154; shared dispositive power 0; aggregate amount beneficially owned 670,154 (2.61% of the class)
- Bruce M. Kallins: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,178,000; shared voting power 0; sole dispositive power 2,178,000; shared dispositive power 0; aggregate amount beneficially owned 2,178,000 (8.48% of the class)

## Item 1. Issuer
Name of issuer: GigCapital9 Corp.
Address of issuer's principal executive offices: 1731 EMBARCADERO RD., SUITE 200, PALO ALTO, CA 94303

## Item 2. Person Filing
Name of person filing:
i) Yakira Capital Management, Inc. (the "Investment Manager")
ii) Yakira Partners, L.P. (the "Domestic Fund")
iii) White Oaks Long-Short Portfolio, LLC (the "White Oaks Fund")
iv) MAP 136 Segregated Portfolio ("MAP 136" and, collectively with the Domestic Fund and the White Oaks Fund, the "Funds")
v) YP Management, L.L.C. (the "General Partner")
vi) Bruce M. Kallins
Address of principal business office or, if none, residence: 1555 Post Road East, Suite 202, Westport, CT 06880
Citizenship:
Yakira Capital Management, Inc., Yakira Partners L.P. and White Oaks Long-Short Portfolio, LLC are Delaware entities.
MAP 136 Segregated Portfolio is a Cayman Island entity.
YP Management, L.L.C. is a New York entity
Bruce M. Kallins is a U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,178,000
Percent of class: 8.48%
Sole power to vote or to direct the vote: 2,178,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,178,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yakira Capital Management, Inc.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (04/08/2026)
- Yakira Partners, L.P.: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (04/08/2026)
- White Oaks Long-Short Portfolio, LLC: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (04/08/2026)
- MAP 136 Segregated Portfolio: /s/ Bruce M. Kallins, Bruce M. Kallins / Authorized Signatory (04/08/2026)
- YP Management, L.L.C.: /s/ Bruce M. Kallins, Bruce M. Kallins / Managing Member (04/08/2026)
- Bruce M. Kallins: /s/ Bruce M. Kallins, Bruce M. Kallins / Individual (04/08/2026)
Comment: Bruce M. Kallins is a controlling shareholder of Yakira Capital Management, Inc. ("Investment Manager") and as such an authorized signatory on behalf of the Investment Manager and its funds: Yakira Partners, L.P., White Oaks Long-Short Portfolio, LLC and MAP 136 Segregated Portfolio.